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SECU 08026665 ...20549 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-21765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section FEB 29 2008 Washington, DC 104

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REGAL SECURITIES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Milwaukee Ave, STE 101
(No. and Street)

Glenview (City) IL (State) 60025 (Zip Code)

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Skaiste Aksomitaite 847 375 6030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Havia, Beagles & Company, PA
(Name – *if individual, state last, first, middle name*)

9400 4th Street N., Suite 120 (Address) St. Petersburg (City) FL (State) 33702 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2008 BRANCH OF REGISTRATIONS AND EXAMINATIONS 05

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, George Bokios, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regal Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JAMES H MUKOYAMA JR
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/13/09

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Regal Securities, Inc

Statement of Financial Condition

December 31, 2007

This report is Filed Pursuant to Rule 17a-5(a) under the Securities Exchange act of 1934 as a public document.

HB
HEVIA, BEAGLES & COMPANY, P. A.
PROFESSIONAL CONSULTING GROUP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Regal Securities, Inc.
Glenview, Illinois

We have audited the accompanying statement of financial condition of Regal Securities, Inc. as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Regal Securities, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Hevia, Beagles & Company
CERTIFIED PUBLIC ACCOUNTANTS

St. Petersburg, Florida
February 22, 2008

Suite 120, 9400 4th Street N., St. Petersburg, Florida 33702-2525 • (727) 577-9400 • (800) 570-5404 • Fax: (727) 576-5404

REGAL SECURITIES, INC

STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS		
Cash and cash equivalents	$	2,158,073
Receivables from broker-dealers		677,109
Securities owned		940,310
Receivables from others		834,935
Furniture, equipment and leasehold improvements, net		282,702
Intangibles, net		110,914
Other assets		343,254
Total Assets	$	5,347,297
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$	1,443,087
Income taxes payable		21,420
		1,464,507
Subordinated Borrowings		134,240
Total Liabilities		1,598,747
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $10 par value; authorized 50,000 shares; issued and outstanding 2,625 shares		26,250
Additional paid-in-capital		1,399,750
Retained earnings		2,322,550
Total Stockholders' Equity		3,748,550
Total Liabilities and Stockholders' Equity	$	5,347,297

The accompanying notes are an integral part of the statement of financial condition

REGAL SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Nature of Business and Significant Accounting Policies

Regal Securities, Inc., ("Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is engaged in agency transactions in securities on behalf of customers and other related activities. The Company's customer securities transactions are cleared through another broker-dealer on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all highly liquid debt instruments purchased with original maturities of less than ninety days to be cash equivalents. The Company maintains at various financial institutions cash and cash equivalents which may exceed federally insured amounts at times and which may at times significantly exceed reported amounts due to outstanding checks.

Securities owned: Marketable securities are valued at fair market value, and securities not readily marketable are valued at fair value as determined by management.

Furniture, equipment and leasehold improvements: Furniture and equipment are recorded at cost and depreciated on accelerated methods over the estimated useful lives of the assets. Depreciation expense on assets acquired under capital lease is included with depreciation expense on owned assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

Intangible assets: The Company adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets". Intangible assets consisting of purchased customer accounts are being amortized over five years, their estimated useful lives. These assets are reviewed for impairment annually or more frequently if certain indicators arise.

Income taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal income tax laws which provide that in lieu of corporate income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deduction, losses and credits. Therefore, these statements do not include any provision for federal corporate income taxes.

Note 2. Receivables

The amounts included in the receivables at December 31, 2007, are comprised of the following:

Commission receivable from broker-dealers (net of $282,093 payable)	$ 640,972
Deposit	36,137
Total Receivables from broker-dealers	**$ 677,109**

Loans to registered representatives	$ 808,927
Advances	8,000
Interest receivable	18,008
Total Receivables from others	**$ 834,935**

During 2007 the Company instituted an incentive compensation program for the recruitment of new registered representatives. Under this program, the Company made unsecured cash advances to new registered representatives. The advances are evidenced by promissory notes that call for 8% accrued interest and the repayment of the advance is generally due within 36 months. However, if the registered representative continues employment with the Company and meets other conditions, the advances are forgiven and treated as incentive compensation to the registered representative and as an expense to the Company. The above *Loans to registered representatives* represent the unforgiven portion of those advances.

Note 3. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2007, consist of:

	Furniture	Equipment	Leasehold Improvements	Total
Cost	$ 278,880	$ 1,500,848	$ 106,258	$ 1,885,986
Accumulated depreciation and amortization	(231,910)	(1,350,701)	(20,673)	(1,603,284)
Net	$ 46,970	$ 150,147	$ 85,585	$ 282,702

Depreciation and amortization expense for the year ended December 31, 2007, amounted to $126,389.

Note 4. Intangible Assets:

Amortizable intangible assets consist of the following:

	Gross Carrying Amount	Accumulated Amortization
Customer Accounts	$158,447	$47,533

Amortization expense for the year ended December 31, 2007 was $ 31,689

Estimated Future Amortization Expense:

2008	$31,689
2009	$31,689
2010	$31,689
2011	$15,847

Note 5. Employee Benefit Plans

The Company has a SIMPLE IRA plan for its employees. Employees are qualified to participate in the pension plan after one year of service. The Company matches 100% of each employee's contribution up to 1%, which is 100% vested. Pension expense for the year was $17,489.

Note 6. Securities Owned

Marketable securities owned consist of trading and investment securities at market value as follows:

19,000 common shares of The NASDAQ Stock Market, Inc	$ 940,310

The Company also owns nonmarketable securities comprised of stock purchase warrants that are subject to restrictions and for which there is no established market. Management believes because of these restrictions and lack of marketability that these stock purchase warrants have nominal value.

Note 7. Commitments and Contingencies

The Company leases office space and a copier under various noncancelable operating leases expiring through March 2012. Minimum annual rentals under these leases, exclusive of additional payments which may be required for certain increases in operating and maintenance costs are as follows:

Years ending December 31:	
2008	$ 348,059
2009	320,422
2010	315,906
2011	201,143
2012	155,940
	$ 1,341,470

Note 8. Subordinated Borrowings

The borrowings under subordination agreements at December 31, 2007 consist of a 6% subordinated note payable to Penson Financial Services, Inc. maturing January 2013, payable in monthly installments commencing February 2007. Future maturities of this obligation are as follows:

Years ending December 31:	
2008	$ 26,408
2009	26,408
2010	26,408
2011	26,408
2012	26,408
Thereafter	2,200
Total	$ 134,240

The subordinated borrowings are available in computing net capital under the SEC Uniform Net Capital Rule to the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The carrying amount of subordinated borrowings approximates fair value due to borrowings at market value.

Note 9. Financial Instruments with Off –Balance Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are cleared on a fully disclosed basis by its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing brokers with which it conducts business.

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15 to 1. Rule 15c-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital and net capital requirements of $2,102,089 and $116,440, respectively. The Company's net capital ratio was .83 to 1 at December 31, 2007.

Note 11. Related-Party

The Company is affiliated with Regal Advisory Services, Inc. through common management and ownership. During 2007, the Company incurred $ 48,202 in management fees to Regal Advisory Services, Inc.

END